Bridge Bancorp, Inc.

2200 Montauk Highway

Bridgehampton, New York 11932

April 5, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bridge Bancorp, Inc.
Registration Statement on Form S-3 (Registration No. 333-230338)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Bridge Bancorp, Inc., a New York corporation, hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m., Eastern time, on April 9, 2019, or as soon thereafter as is practicable.

Very truly yours,

/s/ Kevin M. O’Connor
Kevin M. O’Connor
President and Chief Executive Officer
(Duly Authorized Representative)